RECEIVED
2005 APR 18 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hylsamex
Mexico's Steel

05007359

File No. 82-4252

April 7, 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

By: Ismael de la Garza P.
Ismael De La Garza

Encl.

4/20

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSA To Refinance Notes Due 2007.	April 6, 2005
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Notice to Shareholders: Payment of Cash Dividend.	April 6, 2005
3	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Agreements reached in General Stockholders Meeting held on April 6, 2005.	April 6, 2005
4	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSA Agreements reached in General Stockholders Meeting held on April 6, 2005.	April 6, 2005
5	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSA Audited 2004 Financial Statements.	April 7, 2005
6	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Audited 2004 Financial Statements.	April 7, 2005
7	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Informs about recent trading volumes in the Bolsa Mexicana de Valores.	February 11, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2784 bytes.

Fecha de recepcion: Feb 11 2005 1:46:34:690PM.

Folio de recepcion: 77737.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 11/02/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N. L. Febrero 11, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado en días recientes se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-02-11 13:46:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
11/2/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N. L. Febrero 11, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado en días recientes se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5356 bytes.

Fecha de recepcion: Apr 6 2005 5:20:52:086PM.

Folio de recepcion: 84632.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 06/04/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsa Refinancia Bono con Vencimiento 2007

EVENTO RELEVANTE

MONTERREY, MEXICO, 6 de abril de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") hoy informa que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa" o "la Compañía") ha llamado la totalidad del Bono 9 1/4% 2007. El 12 de mayo de 2005, Hylsa pagará a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagará intereses acumulados a la fecha de pago. Hylsa utilizará financiamiento bancario de mediano plazo, obtenido bajo condiciones más favorables, para realizar este pago anticipado.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-04-06 17:20:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
6/4/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Hylsa Refinancia Bono con Vencimiento 2007

Eventos Relevantes:
MONTERREY, MEXICO, 6 de abril de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") hoy informa que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa" o "la Compañía") ha llamado la totalidad del Bono 9 1/4% 2007.
El 12 de mayo de 2005, Hylsa pagará a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagará intereses acumulados a la fecha de pago. Hylsa utilizará financiamiento bancario de mediano plazo, obtenido bajo condiciones más favorables, para realizar este pago anticipado.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

Hylsamex
Mexico's Steel

Hylsa To Refinance Notes Due 2007

MONTERREY, MEXICO, April 6th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") today announced that its subsidiary Hylsa, S.A. de C.V. ("Hylsa" or "the Company") has called all of the 9 1/4% 2007 Notes. Hylsa will pay holders of the Notes on May 12th, 2005 approximately US$141 million, representing US$139 million in principal and US$2 million in call premium. In addition, the Company will pay interest accrued as of the payment date. Hylsa will use medium-term bank financing, obtained at more favorable terms, to carry out the prepayment.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

Hylsa Refinancia Bono con Vencimiento 2007

MONTERREY, MEXICO, 6 de abril de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") hoy informa que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa" o "la Compañía") ha llamado la totalidad del Bono 9 1/4% 2007. El 12 de mayo de 2005, Hylsa pagará a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagará intereses acumulados a la fecha de pago. Hylsa utilizará financiamiento bancario de mediano plazo, obtenido bajo condiciones más favorables, para realizar este pago anticipado.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: DERECHOS.ens

Longitud del sobre: 5529 bytes.

Fecha de recepcion: Apr 6 2005 3:47:09:366PM.

Folio de recepcion: 84588.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
derechos.bmv	1	Aviso de derechos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

AVISO A LOS ACCIONISTAS

EN CUMPLIMIENTO DEL ACUERDO ADOPTADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C.V., CELEBRADA EL DÍA 6 DE ABRIL DEL PRESENTE AÑO, SE INFORMA A LOS ACCIONISTAS DE ESTA SOCIEDAD, ASÍ COMO A LAS INSTITUCIONES DEPOSITARIAS DE VALORES, QUE A PARTIR DEL DÍA 13 (TRECE) DE ABRIL DE 2005, SE PROCEDERÁ A PAGAR EN UNA SOLA EXHIBICIÓN, UN DIVIDENDO EN EFECTIVO DE US ¢1646 (DIECISÉIS CENTAVOS CUARENTA Y SEIS CENTÉSIMOS) DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA, CONTRA LA ENTREGA DEL CUPÓN NÚMERO 2 (DOS) ADHERIDO A LOS TÍTULOS DEFINITIVOS, EMISIÓN "OCTUBRE DE 2004", REPRESENTATIVOS TANTO DE LAS ACCIONES SERIE "B", COMO DE LAS ACCIONES SERIE "L", ÚNICAS ACTUALMENTE EN CIRCULACIÓN. EL DIVIDENDO ANTERIOR SE PAGARÁ EN MONEDA NACIONAL APLICANDO EL "TIPO DE CAMBIO PARA SOLVENTAR OBLIGACIONES DENOMINADAS EN MONEDA EXTRANJERA PAGADERAS EN LA REPÚBLICA MEXICANA", QUE PUBLIQUE EL BANCO DE MÉXICO EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL DÍA 12 DE ABRIL DE 2005, TIPO DE CAMBIO QUE QUEDARÁ FIJO Y SE UTILIZARÁ PARA LOS PAGOS QUE POR ESTE CONCEPTO SE REALICEN CON POSTERIORIDAD AL 13 DE ABRIL DE 2005.

POR LO QUE RESPECTA A LOS TÍTULOS DEFINITIVOS DEPOSITADOS EN LA S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, EL PAGO DEL DIVIDENDO ANTES CITADO SE EFECTUARÁ POR CONDUCTO DE ESA INSTITUCIÓN; EN EL CASO DE AQUELLOS ACCIONISTAS TENEDORES EN FORMA FÍSICA DE TÍTULOS DEFINITIVOS, EMISIÓN "OCTUBRE DE 2004", REPRESENTATIVOS DE LAS ACCIONES SERIES "B" Y "L", ÚNICAS ACTUALMENTE EN CIRCULACIÓN, ÉSTOS PODRÁN ACUDIR PERSONALMENTE, A PARTIR DEL DÍA 13 DE ABRIL DEL PRESENTE AÑO A LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN AVE. MUNICH 101, COLONIA CUAUHTÉMOC, SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN, EN DÍAS Y HORAS HÁBILES A RECIBIR EL PAGO CORRESPONDIENTE AL DIVIDENDO CITADO; EN LA INTELIGENCIA DE QUE EN ESTE ÚLTIMO CASO, LOS ACCIONISTAS DEBERÁN

PROPORCIONAR A LA SOCIEDAD COPIA DE SU CÉDULA DE IDENTIFICACIÓN FISCAL

EXPEDIDA POR LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO.

SAN NICOLÁS DE LOS GARZA, N.L. A 6 DE ABRIL DE 2005

LIC. CARLOS JIMÉNEZ BARRERA

SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

México, D.F., 6 de Abril de 2005

Secretario del Consejo de Administración

Hylsamex, S.A. de C.V.
File No. 82-4252

Aviso de Derechos de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-04-06 15:47:00.0

Prefijo:
DERECHOS

Clave Cotización:
HYLSAMX

Serie:
B

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
06/04/2005

Fecha Publicación:
06/04/2005

Aviso a los accionistas:
EN CUMPLIMIENTO DEL ACUERDO ADOPTADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C.V., CELEBRADA EL DÍA 6 DE ABRIL DEL PRESENTE AÑO, SE INFORMA A LOS ACCIONISTAS DE ESTA SOCIEDAD, ASÍ COMO A LAS INSTITUCIONES DEPOSITARIAS DE VALORES, QUE A PARTIR DEL DÍA 13 (TRECE) DE ABRIL DE 2005, SE PROCEDERÁ A PAGAR EN UNA SOLA EXHIBICIÓN, UN DIVIDENDO EN EFECTIVO DE US ¢1646 (DIECISÉIS CENTAVOS CUARENTA Y SEIS CENTÉSIMOS) DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA, CONTRA LA ENTREGA DEL CUPÓN NÚMERO 2 (DOS) ADHERIDO A LOS TÍTULOS DEFINITIVOS, EMISIÓN "OCTUBRE DE 2004", REPRESENTATIVOS TANTO DE LAS ACCIONES SERIE "B", COMO DE LAS ACCIONES SERIE "L", ÚNICAS ACTUALMENTE EN CIRCULACIÓN. EL DIVIDENDO ANTERIOR SE PAGARÁ EN MONEDA NACIONAL APLICANDO EL "TIPO DE CAMBIO PARA SOLVENTAR OBLIGACIONES DENOMINADAS EN MONEDA EXTRANJERA PAGADERAS EN LA REPÚBLICA MEXICANA", QUE PUBLIQUE EL BANCO DE MÉXICO EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL DÍA 12 DE ABRIL DE 2005, TIPO DE CAMBIO QUE QUEDARÁ FIJO Y SE UTILIZARÁ PARA LOS PAGOS QUE POR ESTE CONCEPTO SE REALICEN CON POSTERIORIDAD AL 13 DE ABRIL DE 2005.

POR LO QUE RESPECTA A LOS TÍTULOS DEFINITIVOS DEPOSITADOS EN LA S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, EL PAGO DEL DIVIDENDO ANTES CITADO SE EFECTUARÁ POR CONDUCTO DE ESA INSTITUCIÓN; EN EL CASO DE AQUELLOS ACCIONISTAS TENEDORES EN FORMA FÍSICA DE TÍTULOS DEFINITIVOS, EMISIÓN "OCTUBRE DE 2004", REPRESENTATIVOS DE LAS ACCIONES SERIES "B" Y "L", ÚNICAS ACTUALMENTE EN CIRCULACIÓN, ÉSTOS PODRÁN ACUDIR PERSONALMENTE, A PARTIR DEL DÍA 13 DE ABRIL DEL PRESENTE AÑO A LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN AVE. MUNICH 101, COLONIA CUAUHTÉMOC, SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN, EN DÍAS Y HORAS HÁBILES A RECIBIR EL PAGO CORRESPONDIENTE AL DIVIDENDO CITADO; EN LA INTELIGENCIA DE QUE EN ESTE ÚLTIMO CASO, LOS ACCIONISTAS DEBERÁN PROPORCIONAR A LA SOCIEDAD COPIA DE SU CÉDULA DE IDENTIFICACIÓN FISCAL EXPEDIDA POR LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO.

SAN NICOLÁS DE LOS GARZA, N.L. A 6 DE ABRIL DE 2005

LIC. CARLOS JIMÉNEZ BARRERA
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEORDA.ens

Longitud del sobre: 8228 bytes.

Fecha de recepcion: Apr 6 2005 3:38:16:886PM.

Folio de recepcion: 84587.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueorda.bmv	1	Acuerdos de Asamblea Ordinaria Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Acta de la Asamblea ORDINARIA ANUAL de accionistas celebrada el día 5 de Abril de 2005

RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2004.

2. Se hace constar que, previa a la aprobación a que se refiere el punto anterior, se dio lectura al Informe que rinde a esta Asamblea el Comisario de la Sociedad, así como del reporte anual de actividades del Comité de Auditoria.

RESOLUCIÓN SEGUNDA:

1. Se toma nota que la utilidad neta del ejercicio 2004, asciende a la cantidad de $6,183,737,212.

2. Se resolvió aplicar la utilidad neta del ejercicio social 2004, a la cuenta denominada "Utilidades Pendiente de Aplicar"; separándose las utilidades propias de la Sociedad, de las utilidades provenientes de las Subsidiarias.

3. Se resolvió absorber el saldo deudor de la cuenta denominada "Resultado por tenencia de Activos no Monetarios" aplicándose al saldo acreedor de la cuenta denominada "Actualización de Utilidades Pendientes por Aplicar"

4. Se resolvió separar del saldo de la cuenta denominada "actualización de Utilidades Retenidas", la cantidad que resulte necesaria para pagar a partir del día 13 de abril del 2005, un dividendo en efectivo a cada una de las acciones actualmente en circulación, por el equivalente en moneda nacional de US ¢1646 (dieciséis cuarenta y seis centavos de dólar, moneda de los Estados Unidos de América); en la inteligencia de que dicha cantidad deberá ser

convertida a moneda nacional para su pago, al "Tipo de Cambio para Solventar Obligaciones Denominadas en Moneda Extranjera Pagaderas en la República Mexicana" que publique el Banco de México en el Diario Oficial de la Federación el día 12 de abril del 2005, tipo de cambio que quedará fijo y se utilizará para los pagos que por este concepto se realicen con posterioridad al 13 de abril del 2005. Adicionalmente, se hace constar que se resolvió proceder a pagar en una sola exhibición el dividendo anterior contra la entrega del cupón número 2 (dos) adherido a los títulos definitivos, emisión "Octubre del 2004".

5. Por otra parte, se resuelve expresamente en los términos del artículo 14 Bis 3 de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2005, sea la cantidad de $4,000'000,000; haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios: Lic. Gerardo X. Calderón Rojas, Ing. Alejandro M. Elizondo Barragán, Ing. Álvaro Fernández Garza, Ing. Bernardo Garza de la Fuente, Lic. Jose Lorenzo Garza Hinojosa, Ing. Dionisio Garza Medina, Ing. Armando Garza Sada, Ing. Eduardo garza T. Fernández, Ing. Alfonso González Migota, Lic. Carlos Jiménez Barrera y Dr. Rafael Rangel Sostmann. Se acuerda expresamente no designar Consejeros Suplentes.

2. Se designan Comisario Propietario de la Sociedad al señor C.P. Héctor Puente Segura y Comisario Suplente al señor C.P. Jorge Valdez González.

3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lic. Carlos Jiménez Barrera y Lic. Jorge A. Treviño Garza, para que sin la calidad

de consejeros actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V.

Presidente

Secretario

México, D.F., 5 de Abril de 2005

Secretario del Consejo de Administración

Acuerdos de Asamblea Ordinaria Anual de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-04-06 15:38:00.0

Prefijo:
ACUEORDA

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
5/4/2005

Porcentaje de Asistencia:
85.6

Fecha de pago:
13/04/2005

Acuerdos:
RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2004.

2. Se hace constar que, previa a la aprobación a que se refiere el punto anterior, se dio lectura al Informe que rinde a esta Asamblea el Comisario de la Sociedad, así como del reporte anual de actividades del Comité de Auditoria.

RESOLUCIÓN SEGUNDA:

1. Se toma nota que la utilidad neta del ejercicio 2004, asciende a la cantidad de $6,183,737,212.

2. Se resolvió aplicar la utilidad neta del ejercicio social 2004, a la cuenta denominada "Utilidades Pendiente de Aplicar"; separándose las utilidades propias de la Sociedad, de las utilidades provenientes de las Subsidiarias.

3. Se resolvió absorber el saldo deudor de la cuenta denominada "Resultado por tenencia de Activos no Monetarios" aplicándose al saldo acreedor de la cuenta denominada "Actualización de Utilidades Pendientes por Aplicar"

4. Se resolvió separar del saldo de la cuenta denominada "actualización de

Utilidades Retenidas", la cantidad que resulte necesaria para pagar a partir del día 13 de abril del 2005, un dividendo en efectivo a cada una de las acciones actualmente en circulación, por el equivalente en moneda nacional de US ¢1646 (dieciséis cuarenta y seis centavos de dólar, moneda de los Estados Unidos de América); en la inteligencia de que dicha cantidad deberá ser convertida a moneda nacional para su pago, al "Tipo de Cambio para Solventar Obligaciones Denominadas en Moneda Extranjera Pagaderas en la República Mexicana" que publique el Banco de México en el Diario Oficial de la Federación el día 12 de abril del 2005, tipo de cambio que quedará fijo y se utilizará para los pagos que por este concepto se realicen con posterioridad al 13 de abril del 2005. Adicionalmente, se hace constar que se resolvió proceder a pagar en una sola exhibición el dividendo anterior contra la entrega del cupón número 2 (dos) adherido a los títulos definitivos, emisión "Octubre del 2004".

5. Por otra parte, se resuelve expresamente en los términos del artículo 14 Bis 3 de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2005, sea la cantidad de $4,000'000,000; haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios: Lic. Gerardo X. Calderón Rojas, Ing. Alejandro M. Elizondo Barragán, Ing. Álvaro Fernández Garza, Ing. Bernardo Garza de la Fuente, Lic. Jose Lorenzo Garza Hinojosa, Ing. Dionisio Garza Medina, Ing. Armando Garza Sada, Ing. Eduardo garza T. Fernández, Ing. Alfonso González Migota, Lic. Carlos Jiménez Barrera y Dr. Rafael Rangel Sostmann. Se acuerda expresamente no designar Consejeros Suplentes.

2. Se designan Comisario Propietario de la Sociedad al señor C.P. Héctor Puente Segura y Comisario Suplente al señor C.P. Jorge Valdez González.

3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lic. Carlos Jiménez Barrera y Lic. Jorge A. Treviño Garza, para que sin la calidad de consejeros actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSA S.A. de C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEORDA.ens

Longitud del sobre: 6406 bytes.

Fecha de recepcion: Apr 6 2005 4:08:30:263PM.

Folio de recepcion: 84597.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueorda.bmv	1	Acuerdos de Asamblea Ordinaria Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Acuerdos de Asamblea Ordinaria Anual de HYLSA S.A. de C.V.

Fecha de Recepción en BMV: 2005-04-06 16:08:00.0

Prefijo:
ACUEORDA

Clave Cotización:
HYLSA

Serie:

Razón Social:
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
6/4/2005

Porcentaje de Asistencia:
100

Fecha de pago:
07/04/2005

Acuerdos:
RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2004.

2. Se hace constar que, previa a la aprobación a que se refiere el punto anterior, se dio lectura al Informe que rinde a esta Asamblea el Comisario de la Sociedad, así como del reporte anual de actividades del Comité de Auditoria.

RESOLUCIÓN SEGUNDA:

1. Se toma nota que la utilidad neta del ejercicio 2004, asciende a la cantidad de $4,944,499,240.

2. Se resolvió aplicar la utilidad neta del ejercicio social 2004, a la cuenta denominada "Utilidades Pendiente de Aplicar" separando la cantidad de $156,753,693 a fin de incrementar la reserva legal; separándose las utilidades propias de la Sociedad, de las utilidades provenientes de las Subsidiarias.

3. Se resolvió separar del saldo de la cuenta denominada "actualización de Utilidades Retenidas", la cantidad que resulte necesaria para pagar a partir del día 7 de abril del 2005, un dividendo en efectivo a cada una de las acciones actualmente en circulación, por $0.177 pesos moneda nacional.

Adicionalmente, se hace constar que se resolvió proceder a pagar en una sola exhibición el dividendo anterior contra la entrega del cupón número 2 (dos) adherido a los títulos definitivos, emisión "Noviembre del 2004".

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsa, S.A. de C.V., en calidad de Consejeros Propietarios: Ing. Alejandro M. Elizondo Barragán, Ing. Manuel Gutiérrez Espinoza, Ing. Regulo Salinas Garza, Ing. Felipe Garza Medina y Lic. Carlos Jiménez Barrera.

2. Se designan Comisario Propietario de la Sociedad al señor C.P. Héctor Puente Segura y Comisario Suplente al señor C.P. Jorge Valdez González.

3. Se designa (i) al señor Ing. Alejandro M. Elizondo Barragán como Presidente del Consejo de Administración de Hylsa, S.A. de C.V. y (ii) a los señores Lic. Carlos Jiménez Barrera y Lic. Jorge A. Treviño Garza, para que sin la calidad de consejeros actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSA S.A. de C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 80992 bytes.

Fecha de recepcion: Apr 7 2005 10:06:42:213AM.

Folio de recepcion: 84714.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**

HYLSA S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**27,818,818**	**100**	**26,309,504**	**100**
2	**ACTIVO CIRCULANTE**	**6,973,022**	**25**	**4,761,922**	**18**
3	EFECTIVO E INVERSIONES TEMPORALES	597,724	2	713,948	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,241,630	12	1,737,401	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	513,893	2	542,343	2
6	INVENTARIOS	2,526,772	9	1,706,938	6
7	OTROS ACTIVOS CIRCULANTES	93,003	0	61,292	0
8	**LARGO PLAZO**	**944,757**	**3**	**598,371**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	140,514	1	130,012	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	799,882	3	463,778	2
11	OTRAS INVERSIONES	4,361	0	4,581	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,095,673**	**65**	**18,901,079**	**72**
13	INMUEBLES	869,206	3	867,779	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	37,263,561	134	37,626,878	143
15	OTROS EQUIPOS	208,525	1	208,102	1
16	DEPRECIACION ACUMULADA	20,627,572	74	19,939,912	76
17	CONSTRUCCIONES EN PROCESO	381,953	1	138,232	1
18	**ACTIVO DIFERIDO (NETO)**	**1,495,593**	**5**	**1,707,642**	**6**
19	**OTROS ACTIVOS**	**309,773**	**1**	**340,490**	**1**
20	**PASIVO TOTAL**	**11,398,007**	**100**	**14,399,410**	**100**
21	**PASIVO CIRCULANTE**	**3,221,689**	**28**	**3,090,463**	**21**
22	PROVEEDORES	1,237,972	11	1,123,331	8
23	CREDITOS BANCARIOS	158,359	1	416,732	3
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	42,019	0	37,908	0
26	OTROS PASIVOS CIRCULANTES	1,783,339	16	1,512,492	11
27	**PASIVO A LARGO PLAZO**	**5,325,300**	**47**	**8,348,628**	**58**
28	CREDITOS BANCARIOS	1,146,525	10	3,999,510	28
29	CREDITOS BURSATILES	4,169,225	37	4,333,685	30
30	OTROS CREDITOS	9,550	0	15,433	0
31	**CREDITOS DIFERIDOS**	**2,851,018**	**25**	**2,960,319**	**21**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**16,420,811**	**100**	**11,910,094**	**100**
34	**PARTICIPACION MINORITARIA**	**1,010,339**	**6**	**932,846**	**8**
35	**CAPITAL CONTABLE MAYORITARIO**	**15,410,472**	**94**	**10,977,248**	**92**
36	**CAPITAL CONTRIBUIDO**	**12,341,176**	**75**	**14,685,472**	**123**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	6,353,877	39	6,353,877	53
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	5,987,299	36	8,331,595	70
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,069,296**	**19**	**(3,708,224)**	**(31)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	(1,554,095)	(9)	(940,411)	(8)
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(321,107)	(2)	(2,254,573)	(19)
45	**RESULTADO NETO DEL EJERCICIO**	4,944,498	30	(513,240)	(4)

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**597,724**	**100**	**713,948**	**100**
46	EFECTIVO	56,174	9	229,484	32
47	INVERSIONES TEMPORALES	541,550	91	484,464	68
18	**CARGOS DIFERIDOS**	**1,495,593**	**100**	**1,707,642**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,472,247	98	1,651,347	97
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	23,346	2	56,295	3
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**3,221,689**	**100**	**3,090,463**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	429,583	13	692,524	22
53	PASIVOS EN MONEDA NACIONAL	2,792,106	87	2,397,939	78
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,783,339**	**100**	**1,512,492**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	83,631	5	68,732	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,699,708	95	1,443,760	95
27	**PASIVO A LARGO PLAZO**	**5,325,300**	**100**	**8,348,628**	**100**
59	PASIVO EN MONEDA EXTRANJERA	5,325,300	100	8,348,628	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,169,225**	**100**	**4,333,685**	**100**
61	OBLIGACIONES	3,379,440	81	3,545,773	82
62	PAGARE DE MEDIANO PLAZO	789,785	19	787,912	18
30	**OTROS CREDITOS**	**9,550**	**100**	**15,433**	**100**
63	OTROS CREDITOS CON COSTO	9,550	100	15,433	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,851,018**	**100**	**2,960,319**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,744,217	61	1,635,295	55
67	OTROS	1,106,801	39	1,325,024	45
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(321,107)**	**100**	**(2,254,573)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(321,107)	(100)	(2,254,573)	(100)

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,751,333	1,671,459
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,106,801	2,960,319
74	NUMERO DE FUNCIONARIOS (*)	138	143
75	NUMERO DE EMPLEADOS (*)	1,624	1,649
76	NUMERO DE OBREROS (*)	3,300	3,163
77	NUMERO DE ACCIONES EN CIRCULACION (*)	6,353,876,750	6,353,876,750
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSA**

HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**21,606,445**	**100**	**12,878,878**	**100**
2	COSTO DE VENTAS	14,463,692	67	11,829,475	92
3	**RESULTADO BRUTO**	**7,142,753**	**33**	**1,049,403**	**8**
4	GASTOS DE OPERACION	967,582	4	745,210	6
5	**RESULTADO DE OPERACION**	**6,175,171**	**29**	**304,193**	**2**
6	COSTO INTEGRAL DE FINANCIAMIENTO	546,475	3	1,235,984	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**5,628,696**	**26**	**(931,791)**	**(7)**
8	OTRAS OPERACIONES FINANCIERAS	(315,729)	(1)	(161,916)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**5,944,425**	**28**	**(769,875)**	**(6)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	997,984	5	(259,006)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,946,441**	**23**	**(510,869)**	**(4)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,946,441**	**23**	**(510,869)**	**(4)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,946,441**	**23**	**(510,869)**	**(4)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**4,946,441**	**23**	**(510,869)**	**(4)**
19	PARTICIPACION MINORITARIA	1,943		2,371	0
20	**RESULTADO NETO MAYORITARIO**	**4,944,498**	**23**	**(513,240)**	**(4)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**21,606,445**	**100**	**12,878,878**	**100**
21	NACIONALES	17,564,229	81	10,387,132	81
22	EXTRANJERAS	4,042,216	19	2,491,746	19
23	CONVERSION EN DOLARES (***)	347,743	2	212,882	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**546,475**	**100**	**1,235,984**	**100**
24	INTERESES PAGADOS	767,426	140	879,402	71
25	PERDIDA EN CAMBIOS	96,174	18	752,062	61
26	INTERESES GANADOS	59,923	11	28,987	2
27	GANANCIA EN CAMBIOS	(4,542)	(1)	85,021	7
28	RESULTADO POR POSICION MONETARIA	(303,331)	(56)	(312,454)	(25)
42	PERDIDA EN ACTUALIZACION DE UDI'S	41,587	8	30,982	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(315,729)**	**100**	**(161,916)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(315,729)	(100)	(161,916)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**997,984**	**100**	**(259,006)**	**100**
32	I.S.R.	(217,671)	(22)	8,682	3
33	I.S.R. DIFERIDO	885,085	89	(267,736)	(103)
34	P.T.U.	330,570	33	48	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES		
37	RESULTADO FISCAL DEL EJERCICIO		
38	VENTAS NETAS (**)	21,606,445	12,878,878
39	RESULTADO DE OPERACION (**)	6,175,171	304,193
40	RESULTADO NETO MAYORITARIO (**)	4,944,498	(513,240)
41	RESULTADO NETO (**)	4,946,441	(510,869)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSA TRIMESTRE: **4** AÑO: **2004**

HYLSA S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,837,619**	**100**	**3,297,917**	**100**
2	COSTO DE VENTAS	3,859,041	66	3,035,815	92
3	**RESULTADO BRUTO**	**1,978,578**	**34**	**262,102**	**8**
4	GASTOS DE OPERACION	238,031	4	161,660	5
5	**RESULTADO DE OPERACION**	**1,740,547**	**30**	**100,442**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	37,938	1	321,495	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,702,609**	**29**	**(221,053)**	**(7)**
8	OTRAS OPERACIONES FINANCIERAS	(146,706)	(3)	(34,277)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,849,315**	**32**	**(186,776)**	**(6)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(383,868)	(7)	(2,464)	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,233,183**	**38**	**(184,312)**	**(6)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,233,183**	**38**	**(184,312)**	**(6)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,233,183**	**38**	**(184,312)**	**(6)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,233,183**	**38**	**(184,312)**	**(6)**
19	PARTICIPACION MINORITARIA	(18,715)		4,159	0
20	**RESULTADO NETO MAYORITARIO**	**2,251,898**	**39**	**(188,471)**	**(6)**

CLAVE DE COTIZACION: HYLSA
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,837,619**	**100**	**3,297,917**	**100**
21	NACIONALES	4,728,780	81	2,766,798	84
22	EXTRANJERAS	1,108,839	19	531,119	16
23	CONVERSION EN DOLARES (***)	97,797	2	46,345	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**37,938**	**100**	**321,495**	**100**
24	INTERESES PAGADOS	164,616	434	223,679	70
25	PERDIDA EN CAMBIOS	(72,059)	(190)	249,840	78
26	INTERESES GANADOS	17,987	47	5,617	2
27	GANANCIA EN CAMBIOS	(21,271)	(56)	36,582	11
28	RESULTADO POR POSICION MONETARIA	(75,239)	(198)	(123,103)	(38)
42	PERDIDA EN ACTUALIZACION DE UDI'S	17,336	46	13,278	4
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(146,706)**	**100**	**(34,277)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(146,706)	(100)	(34,277)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(383,868)**	**100**	**(2,464)**	**100**
32	I.S.R.	(361,263)	(94)	18,506	751
33	I.S.R. DIFERIDO	(199,327)	(52)	(21,017)	(853)
34	P.T.U.	176,722	46	47	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**

HYLSA S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**4,946,441**	**(510,869)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,926,909	1,002,974
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**6,873,350**	**492,105**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,923,328)	(172,598)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**3,950,022**	**319,507**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(3,282,177)	297,329
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(432,065)	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(3,714,242)**	**297,329**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(349,799)**	**(277,814)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(114,019)	339,022
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	711,743	374,926
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	597,724	713,948

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**

HYLSA S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,926,909**	**1,002,974**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,290,999	1,299,207
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	(187,562)	115,695
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	823,472	(411,928)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,923,328)**	**(172,598)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(970,540)	(311,156)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(929,519)	(40,242)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(1,118,587)	12
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	114,715	152,127
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(19,397)	26,661
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(3,282,177)**	**297,329**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	2,961	1,730
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	1,189,674	348,768
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(4,102)	4,904
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(4,295,632)	(209,261)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(164,461)	162,291
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(10,617)	(11,103)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(432,065)**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(432,065)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(349,799)**	**(277,814)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	9	3,628
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(398,982)	(268,981)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	49,174	(12,461)

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	22.89	%	(3.97)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	32.09	%	(4.68)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	17.78	%	(1.94)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR		%		%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	6.13	%	(61.16)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.78	veces	0.49	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.19	veces	0.68	veces
8	ROTACION DE INVENTARIOS (**)	5.72	veces	6.93	veces
9	DIAS DE VENTAS POR COBRAR	47	días	42	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.78	%	9.95	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	40.97	%	54.73	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.69	veces	1.21	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	50.49	%	62.79	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	29.43	%	44.17	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	8.05	veces	0.35	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.90	veces	0.89	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.16	veces	1.54	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.38	veces	0.99	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.61	veces	0.33	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	18.55	%	23.10	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	31.81	%	3.82	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(13.53)	%	(1.34)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.15	veces	0.36	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	88.37	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	11.63	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	114.06	%	96.82	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**

HYLSA S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.78	$	(.08)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.78	$	(.08)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	2.43	$	1.73
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.00 veces		.00 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		.00 veces		.00 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

s44:

Participación en Sub´s	-624,885
Impuesto Diferido	-14,525
Exceso Insuf en la Act. de Capital	318,303

	-321,107

r08:

Otras operaciones financieras	49,030
Rva pérdidas en inv´s de asociadas	-364,759

	-315,729

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Hylsa S.A. de C.V.

Enero 27, 2005
Resultados al Cuarto Trimestre 2004

La información contenida en este reporte está basada en información financiera auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de diciembre del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

HECHOS SOBRESALIENTES

* Hylsa registró un sólido volumen de ventas: los embarques alcanzaron 724,000 toneladas en 4T04, 6% por encima del mismo trimestre de 2003 y 4% por debajo del trimestre anterior.

* El ingreso por tonelada rebasó la marca de US$700/tonelada en 4T04, alcanzando US$706/tonelada, que representa aumentos de 73% y 4% en relación al mismo período de 2003 y el trimestre previo, respectivamente. Los ingresos alcanzaron US$511 millones en 4T04.

* El costo por tonelada alcanzó US$467/tonelada en 4T04, 24% mayor que el US$376/tonelada obtenido en el mismo trimestre de 2003 y 8% más que el US$431/tonelada registrado en el trimestre anterior. Contra 3T04, todos los aumentos en el costo variable de insumos y ajustes a la alza en el costo fijo fueron compensados con una mejora en precio. Los márgenes solamente fueron afectados por la apreciación del Peso y un menor prorrateo de costos fijos.

* En 2004, Hylsa generó EBITDA de US$643 millones, cerca de cuatro veces el EBITDA de US$138 millones de 2003. Durante 4T04, la Compañía generó EBITDA de US$180 millones, cinco veces los US$36 millones registrados en el mismo período de 2003 y por debajo de los US$193 millones del trimestre anterior. El margen de EBITDA alcanzó 35% en 4T04.

* El EBITDA por tonelada alcanzó US$249/tonelada, casi cinco veces el US$53/tonelada logrado en el mismo trimestre de 2003 y US$7/tonelada menor al generado en el trimestre anterior. La mayoría de la disminución contra 3T04 se atribuye a la alza en el costo fijo por tonelada debido a menor prorrateo por la baja en volumen.

* La excelente generación de flujo de efectivo llevó a una reducción en el apalancamiento: la deuda neta de caja alcanzó una disminución de US$25 millones durante el trimestre para finalizar el año en US$441 millones. Las reservas de efectivo alcanzaron US$53 millones, una disminución de US$7 millones desde el final de 2003. La Deuda Neta a EBITDA U12M fue de 0.7x en 4T04; la Cobertura de Intereses U12M mejoró a 10.6x.

* La utilidad neta para 4T04 sumó US$197 millones (Ps.2,233 millones), en contraste a la pérdida neta de US$16 millones (Ps.184 millones) reportada en el mismo período de 2003, y más de dos veces la utilidad neta de US$89 millones (Ps.1,042 millones) del trimestre anterior. La utilidad neta de 2004 sumó US$429 millones (Ps.4,946 millones), que se compara favorablemente a la pérdida neta de US$43 millones (Ps.511 millones) registrada en 2003.

RESUMEN

Hylsa terminó 2004 con el mayor nivel de EBITDA en la historia de la Compañía, generando EBITDA de US$643 millones en el año, cerca de cinco veces el EBITDA de US$138 millones obtenido en 2003. Durante el cuarto trimestre de 2004, la Compañía continuó produciendo excelentes resultados en términos de flujo de efectivo de operación. Hylsa reportó EBITDA de US$180 millones para 4T04, cinco veces el EBITDA de US$36 millones generado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA de 4T04 alcanzó US$249/tonelada, casi cinco veces el US$53/tonelada obtenido en el mismo trimestre de 2003.

Durante 4T04, Hylsa logró aumentos adicionales en su ingreso por tonelada, que mejoró a US$706/tonelada, US$28/tonelada más que en el trimestre anterior. Este aumento en ingreso por tonelada contra el trimestre anterior fue mayor que el alza en el costo variable por tonelada, que resultó de un mayor costo de chatarra. El resultado neto fue un aumento ligero en la contribución marginal por tonelada en la comparación con el trimestre anterior. Pero, la disminución en el volumen de ventas trimestral -causada por menores exportaciones de productos planos y una baja en el volumen doméstico de productos semi-terminados-, y un aumento ligero en costos fijos debido a la apreciación del Peso, resultaron en una ligera baja en el EBITDA de 4T04 en relación al alcanzado en 3T04.

El EBITDA de US$643 millones durante 2004 mejoró sustancialmente la estructura financiera de la Compañía. A través de prepagos de deuda bancaria, Hylsa logró una marcada reducción en su deuda neta de caja a un saldo de fin de año de US$441 millones, US$245 millones o 36% menor que el saldo a fines de 2003. Adicionalmente Hylsa refinanció US$160 millones de deuda bancaria bajo términos más favorables. En 4T04, la fuerte generación de flujo de efectivo permitió una mejora adicional a la estructura de capital, que consistió en realizar una contribución de US$28 millones a su fondo de pensiones, que representa un 24% de su pasivo por pensiones.

En 2004, Hylsa erogó US$35 millones en inversiones en activo fijo. Las inversiones de Hylsa fueron dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

A lo largo de 2004, las fortalezas competitivas de Hylsa le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsa aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de su integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica. El margen de EBITDA de la Compañía, por tanto, se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsa como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que registrara un sólido volumen de ventas durante 2004.

La industria del acero en el mundo vivió un año extraordinario en 2004. El mayor crecimiento económico mundial provocó una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto

horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsa. Como resultado de las condiciones económicas favorables, Hylsa permanece prudentemente optimista para los siguientes trimestres. Elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsa generó flujo de efectivo libre de US$98 millones en 4T04, en comparación a los US$58 millones registrados en el mismo trimestre de 2003, y los US$131 millones obtenidos en el trimestre anterior.

Hylsa S.A. de C.V. & Subs.
US$ Millones

	4T04	4T03	3T04
EBITDA	180	36	193
(-) Impuestos Pagados	(6)	(6)	(6)
(-) Gasto Financiero Neto*	(13)	(18)	(15)
(-) Capital de Trabajo Neto	(50)	53	(33)
(-) Inversiones Activo Fijo	(13)	(7)	(8)
(=) Flujo de Efectivo Libre	98	58	131

VOLUMEN DE VENTAS

Hylsa registró un sólido volumen de ventas en 4T04. Los embarques totales de 4T04 alcanzaron 724,000 toneladas, 6% o 41,700 toneladas superiores a las 682,300 toneladas del mismo trimestre de 2003 y 4% o 29,600 toneladas menores que las 753,600 toneladas del trimestre previo. La disminución contra el trimestre previo se debe principalmente a menores exportaciones de productos planos (también incluye productos tubulares) y una baja en las ventas domésticas de billet, un producto semi-terminado.

El volumen de ventas doméstico permaneció fuerte en 4T04, aún y cuando se observó una pequeña reducción en relación al trimestre anterior, que resultó primordialmente de una reducción en las ventas de productos largos semi-terminados (v.g. billet). El volumen de ventas doméstico alcanzó 591,600 toneladas, 2% o 13,600 toneladas mayor que las 578,000 toneladas del mismo trimestre de 2003 y ligeramente por encima de las 589,800 toneladas del trimestre anterior.

En 4T04, Hylsa registró un sólido volumen de exportación de nuevo, en especial si se compara contra las exportaciones trimestrales en el período 2003-04. Las exportaciones en 4T04 alcanzaron 132,400 toneladas, 27% o 28,100 toneladas superiores a las 104,300 toneladas del mismo trimestre de 2003 y 19% o 31,400 toneladas menores que las 163,800 toneladas exportadas en el trimestre anterior. Las variaciones se explican principalmente por cambios en el volumen de exportación de productos planos, que aumentó 47% o 34,600 toneladas en relación al mismo trimestre de 2003 reflejando una demanda de acero robusta a nivel mundial durante 2004, y disminuyeron 22% o 30,600 toneladas contra el trimestre anterior debido a un aumento temporal en las importaciones en la región de NAFTA. Los precios de exportación en 4T04 calculados en dólares nominales aumentaron 62% y 3% contra el mismo trimestre de 2003 y el trimestre anterior, respectivamente. La última cifra se debió a una mejor mezcla de

ventas, mientras que la primera resultó de la tendencia positiva en los precios internacionales del acero en el año. Con el impulso de fuertes volúmenes y precios, Hylsa generó ingresos de exportación de US$97 millones en 4T04, más de dos veces el ingreso de exportación obtenido en el mismo trimestre de 2003 y 13% menor al registrado el trimestre previo.

Durante 2004, Hylsa vendió 2,936,500 toneladas, volumen 11% superior a los embarques de 2,637,200 toneladas registrados en 2003. En este período, tanto las ventas domésticas como las de exportación registraron un crecimiento sólido: las ventas domésticas crecieron 12%, a un nivel de 2,403,800 toneladas, mientras que las ventas de exportación aumentaron 10% a un total de 532,700 toneladas. Un mayor crecimiento económico doméstico y menores importaciones hacia México, en conjunto con un mercado internacional del acero más fuerte, llevó a un mayor volumen de ventas en 2004.

INGRESO

Hylsa mantuvo una fuerte generación de ingresos en 4T04. Hylsa generó ingresos por US$511 millones (Ps.5,838 millones) en 4T04, 83% mayores que los US$279 millones (Ps. 3,298 millones) alcanzados en el mismo trimestre de 2003 e idénticos a los US$511 millones (Ps. 5,977 millones) obtenidos en el trimestre anterior. Comparado al trimestre anterior, el aumento en ingreso por tonelada fue compensado por un menor volumen de ventas.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsa para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Además, Hylsa también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas (alrededor del 85%) son ventas spot. Los precios fuertes continuaron en 4T04, manifestados por la consolidación de iniciativas de precio anunciadas en el trimestre anterior y algunos aumentos de precio implementados en 4T04.

La consolidación de las iniciativas de precio anunciadas a finales de 3T04 permitieron que el ingreso por tonelada de 4T04 de Hylsa aumentara a US$706/tonelada, que consiste de un precio promedio de acero de US$671/tonelada y de un US$35/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$706/tonelada para 4T04 representa un notable aumento de 73% o US$297/tonelada en relación al US$409/tonelada logrado en el mismo trimestre de 2003 y refleja un aumento de 4% o US$28/tonelada comparado con el US$678/tonelada obtenido en el trimestre previo.

En 2004, Hylsa generó US$1,861 millones (Ps. 21,607 millones) en ingresos, un aumento de 68% comparado a los ingresos de US$1,110 millones (Ps. 12,879 millones) reportados para 2003. El ingreso por tonelada alcanzó US$634/tonelada, un incremento de 51% en relación al ingreso por tonelada de US$421/tonelada obtenido en 2003.

COSTO DE VENTAS

Durante 2004, Hylsa operó a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero, y 4T04 no fue la excepción. Adicionalmente, el ambiente de altos costos de insumos para la industria del acero permaneció prácticamente sin cambios desde principios de 2004.

Consecuentemente, Hylsa ha sostenido la producción de fierro esponja a capacidad máxima -suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas- y sigue beneficiándose de la renovada competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsa y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural durante la mayor parte de 2004.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) operó a un ritmo para producir de 30 mil toneladas mensuales durante 4T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

Hylsa incurrió en costos de chatarra ligeramente mayores en 4T04, comparado al trimestre anterior. El mercado de chatarra permaneció estrecho durante 4T04; en E.U., consistentemente se registraron precios de chatarra por encima de US$200/tonelada. En lo que va de 1T05, al 7 de enero de 2005, el precio de la chatarra se observa en US$209/tonelada. Como resultado de mayores precios de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsa basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 4T04, Hylsa utilizó 30% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 4T04 alcanzó US$338 millones (Ps.3,859 millones), 32% superior a los US$257 millones (Ps.3,036 millones) registrados en el mismo período de 2003 y 4% por encima de los US$325 millones (Ps.3,800 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió a pesar de un menor volumen de ventas, y resultó principalmente por incrementos en el costo de la chatarra y energéticos. El incremento contra el mismo trimestre de 2003 resultó de estos mismos factores.

El costo por tonelada para 4T04 llegó a US$467/tonelada, US$91/tonelada o 24% mayor que el US$376/tonelada alcanzado en el mismo trimestre de 2003 y US$36/tonelada o 8% superior al US$431/tonelada registrado en el trimestre anterior. Con respecto al incremento de US$91/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por aumentos de US$78/tonelada y US$13/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra. El aumento en el costo fijo por tonelada fue producido por gastos de mantenimiento ligeramente mayores. El aumento de US$36/tonelada en el costo por tonelada contra el trimestre anterior fue causado incrementos de US$24/tonelada y US$12/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el precio de la chatarra explica el aumento en el costo variable. El incremento en el costo fijo por tonelada se debe primordialmente a la apreciación del Peso en 4T04, que aumentó la cifra en dólares de ciertos costos ligados al Peso. La disminución en embarques y pequeños aumentos absolutos en el costo fijo también causaron un impacto en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsa durante 4T04 alcanzó US$5.64/MMBtu (que corresponde a un precio de referencia de US$6.73/MMBtu en

el sur de Texas), cifra que es 13% mayor que el US$5.01/MMBtu registrado en el mismo trimestre de 2003 y 3% superior al US$5.47/MMBtu observado en el trimestre anterior. Durante octubre, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. El programa actual de coberturas financieras ha resultado positivo para la Compañía. A la fecha de este reporte, las coberturas de gas natural comprenden las siguientes posiciones:

2005
* El precio de sur de Texas para enero de 2005 fue fijado en US$5.70/MMBtu.
* Febrero a diciembre de 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
* Febrero a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
* Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsa de febrero a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de febrero a diciembre de 2005, al cierre de los precios de futuros del 25 de enero de 2005.

2007
Calendario 2007: La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 4T04 fue de US¢4.56/Kwh, 16% más alto que el US¢3.92/Kwh registrado en el mismo trimestre de 2003 y 1% mayor que el US¢4.51/Kwh observado en el trimestre anterior. La variación contra ambos períodos fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 4T04 aumentó US$70/tonelada con respecto al mismo trimestre de 2003 y fue US$17/tonelada superior al obtenido en el trimestre anterior. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció relativamente estable.

El costo del fierro esponja aumentó US$16/tonelada en 4T04 contra el mismo trimestre de 2003, y subió ligeramente US$10/tonelada versus el trimestre anterior. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsa, que ha permanecido alrededor de US$5.00/MMBtu

desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsa ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsa ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. En 4T04, el costo para Hylsa de su mezcla de chatarra doméstica aumentó US$116/tonelada contra el mismo trimestre de 2003, y registró un alza de US$13/tonelada comparado con el trimestre anterior. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

Durante 4T04, el costo para Hylsa de su mezcla de chatarra importada aumentó US$96/tonelada versus el mismo trimestre de 2003. En la comparación contra el trimestre anterior, el costo de la chatarra importada creció en US$17/tonelada. El aumento sostenido en los precios de la chatarra es un reflejo de la fuerte demanda mundial de acero.

El costo de ventas para 2004 ascendió a US$1,246 millones (Ps.14,464 millones), lo que significa un aumento de 22% del nivel de costos de US$1,020 millones (Ps.11,830 millones) registrado en 2003. El aumento de 22% en el costo de ventas refleja el 11% de incremento en embarques y un mayor costo variable en 2004. El costo por tonelada permaneció relativamente estable, al aumentar US$38/tonelada o 10%, de US$387/tonelada en 2003 a US$424/tonelada en 2004. En esta comparación, el costo variable subió US$44/tonelada como resultado de mayores costos de la chatarra y alzas en el costo de energéticos. Sin embargo, el aumento en el costo variable fue ligeramente compensado por una reducción en el costo fijo por tonelada, causada por los mayores embarques en 2004.

GASTOS DE OPERACION

Los gastos de operación para 4T04 alcanzaron US$21 millones (Ps.238 millones), 52% mayores que los US$14 millones (Ps.162 millones) registrados en el mismo trimestre de 2003 e idénticos a los US$21 millones (Ps.244 millones) reportados en el trimestre anterior. El aumento contra el mismo trimestre de 2003 fue causado por un incremento en los servicios cargados por su tenedora Hylsamex, que están basados en el nivel de ingresos, los cuales aumentaron considerablemente en 2004. La razón de gastos de operación a ventas alcanzó a 4.1% en 4T04, menor que el 4.9% observado en el mismo trimestre de 2003 e idéntico al 4.1% del trimestre anterior. En una base por tonelada, los gastos de operación alcanzaron US$29/tonelada, registrando aumentos de US$9/tonelada y US$1/tonelada en las comparaciones contra el mismo trimestre de 2003 y el trimestre previo, respectivamente.

Los gastos de operación en 2004 totalizaron US$83 millones (Ps.968 millones), 30% superiores a los US$64 millones (Ps.745 millones) registrados en 2003. La razón de gastos de operación a ventas disminuyó a 4.5% en 2004 del 5.8% registrado en 2003, como resultado de mayores ingresos y la naturaleza fija de la mayoría de los gastos de operación.

UTILIDAD DE OPERACION Y EBITDA

Hylsa generó muy buena rentabilidad de operación en 2004. Durante 4T04, la

utilidad de operación totalizó US$152 millones (Ps.1,741 millones), US$144 millones mayor que los US$8 millones (Ps.100 millones) obtenidos en el mismo trimestre de 2003 y US$13 millones menor que los US$165 millones (Ps.1,932 millones) logrados en el trimestre anterior. El margen operativo de Hylsa para 4T04 alcanzó 30%, por encima del 3% obtenido en el mismo trimestre de 2003 y ligeramente menor que el 32% registrado en el trimestre anterior.

Como ha sido el caso a lo largo de 2004, Hylsa continuó reportando un excelente nivel de EBITDA en 4T04. El EBITDA en 4T04 de US$180 millones (Ps.2,058 millones) fue cinco veces los US$36 millones (Ps.426 millones) conseguidos en el mismo trimestre de 2003 y fue US$13 millones menor a los US$193 millones (Ps.2,255 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsa alcanzó 35% durante 4T04, mayor al margen de EBITDA de 13% obtenido en el mismo trimestre de 2003 y ligeramente menor al 38% registrado en el trimestre previo. En una base por tonelada, el EBITDA alcanzó US$249/tonelada en 4T04, casi cinco veces el US$53/tonelada obtenido en el mismo trimestre de 2003 y US$7/tonelada menor al logrado en el trimestre previo.

La rentabilidad operativa de nuevo alcanzó niveles muy buenos en 4T04, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsa que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una ligera disminución en rentabilidad tanto en márgenes cómo en términos absolutos. Esta reducción se explica casi totalmente por la disminución en el volumen de ventas de 4% y una pequeña alza en los costos fijos. En la comparación contra el mismo trimestre de 2003, Hylsa se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de la Compañía aumentaron en un menor grado.

La utilidad de operación de 2004 totalizó US$531 millones (Ps.6,175 millones), más de veinte veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$26 millones (Ps.304 millones). El EBITDA también creció notablemente, ya que Hylsa generó US$643 millones (Ps.7,466 millones) en 2004, cerca de cinco veces el EBITDA de US$138 millones (Ps.1,603 millones) registrado en 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsa registró en 4T04 un costo financiero neto de US$3 millones (Ps.38 millones), que se compara con los costos financieros netos de US$27 millones (Ps.321 millones) y US$10 millones (Ps.114 millones), reportados en el mismo trimestre de 2003 y el trimestre previo, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Como en el trimestre anterior, la Compañía experimentó una significativa reducción en sus gastos financieros netos en relación a ambos períodos de comparación, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. El gasto financiero neto para 4T04 disminuyó 30% o US$6 millones comparado al mismo trimestre de 2003 y bajó 17% o US$3 millones versus el trimestre anterior.

Durante 2004, la Compañía registró un costo financiero neto de US$47 millones (Ps.547 millones), 56% menor que el costo financiero neto de US$107 millones (Ps.1,236 millones) reportado para 2003. La reducción principalmente obedece a

US$48 millones de menores pérdidas cambiarias en 2004 y a una disminución de US$12 millones en el gasto financiero neto.

RESULTADO NETO CONSOLIDADO

En 4T04, la Compañía registró una utilidad neta consolidada de US$197 millones (Ps.2,233 millones), en contraste a la pérdida neta de US$16 millones (Ps.184 millones) reportada en el mismo trimestre de 2003 y más de dos veces la utilidad neta de US$89 millones (Ps.1,042 millones) del trimestre previo. Durante 4T04, Hylsa registró una ganancia por impuestos de US$35 millones, que resultó principalmente de la cancelación de reservas contra activos de impuestos. Estas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas. Contra el mismo trimestre de 2003, el resultado neto mejoró principalmente por el repunte marcado en rentabilidad operativa.

Para 2004, Hylsamex reportó una utilidad neta consolidada de US$429 millones (Ps.4,946 millones), que se compara favorablemente con la pérdida neta de US$43 millones (Ps.511 millones) reportada para 2003. La variación significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004 y por un menor costo financiero neto.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 31 de diciembre de 2004

	4T04	2004
Utilidad de Operación	1,740.5	6,175.2
Costo Integral de Financiamiento	(37.9)	(546.5)
Otros ingresos (gastos) y partidas especiales	(10.1)	(49.1)
Impuestos, Causados y Diferidos	383.9	(998.0)
Reserva por pérdidas en compañías asociadas	156.8	364.8
Utilidad Neta Consolidada en 4T04	2,233.2	
Utilidad Neta Consolidada en 2004		4,946.4

DEUDA NETA Y OTROS RUBROS

VARIACION DE LA DEUDA NETA EN 4T04

Deuda Neta de Caja: La deuda neta de Hylsa al 31 de diciembre de 2004 alcanzó US$441 millones, US$25 millones o 5% menor que el saldo de US$467 millones que se tenía el 30 de septiembre de 2004. La reducción de deuda neta se obtuvo principalmente mediante un prepago de US$30 millones de deuda bancaria.

Impuestos Pagados: Los impuestos pagados durante 4T04 ascendieron a US$6 millones, similar a los montos pagados tanto en el mismo trimestre de 2003 como en el trimestre previo. A pesar del incremento significativo en la rentabilidad operativa, la Compañía está pagando impuestos que solamente reflejan el impuesto al activo causado. La administración estima que la Compañía enfrentará una carga fiscal baja en 2005 debido al escudo fiscal proveniente de los saldos pendientes de pérdidas fiscales por amortizar y créditos de impuesto al activo. Al 31 de diciembre de 2004, la Compañía mantiene US$42 millones y US$107 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades

fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Durante 2004, la Compañía registró una reserva de US$29 millones relacionada a la participación de los trabajadores en las utilidades generada durante el año fiscal, pagadera en el segundo trimestre de 2005.

Capital de Trabajo Neto (CTN): Durante 4T04, el CTN representó un uso de efectivo de US$50 millones, que se compara con la fuente de efectivo de US$53 millones del mismo trimestre de 2003 y con un uso de efectivo de US$33 millones del trimestre anterior. En 4T04, la Compañía dirigió fondos principalmente a cuentas por pagar y en menor grado a inventarios.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 4T04, que representa un aumento de US$6 millones en relación a las inversiones realizadas en el mismo trimestre de 2003 y un aumento de US$5 millones comparado a las inversiones del trimestre anterior.

Otros rubros: La fuerte generación de flujo de efectivo libre de Hylsa durante 4T04 permitió mejoras adicionales a su estructura de capital. Hylsa realizó una contribución de US$28 millones a su fondo de pensiones.

Variación de la Deuda
Millones de US$

Deuda neta al 30 de septiembre de 2004	466.6
Generación de efectivo	(180.2)
Inversión en capital de trabajo operativo	50.1
Dividendos	38.4
Otras partidas (1)	33.3
Intereses acumulados	13.8
Impuestos	6.1
Inversión en activo fijo	13.1
Intereses PIK acumulados	0.0
= Deuda neta al 31 de diciembre de 2004	441.2

(1) Principalmente pasivo laboral.

VARIACION DE LA DEUDA NETA EN 2004

Deuda Neta de Caja: La deuda neta de Hylsa al 31 de diciembre de 2004 disminuyó a US$441 millones, US$245 millones o 36% menor que el saldo de US$686 millones que se tenía a fines de 2003. Esta reducción significativa de deuda neta en 2004 se obtuvo principalmente a través de US$260 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004 y un aumento considerable en el flujo de efectivo libre que mantuvo las reservas de efectivo en niveles altos durante 2004.

Impuestos Pagados: Los impuestos pagados durante 2004 ascendieron a US$25 millones, cantidad idéntica a la erogada en 2003.

Capital de Trabajo Neto (CTN): En 2004, el CTN representó un uso significativo de efectivo de US$216 millones. La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y al mayor volumen de ventas y producción.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$35 millones en 2004, US$12 millones mayores que las inversiones realizadas en 2003. Las inversiones de Hylsa fueron dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	686.3
Generación de efectivo	(642.7)
Inversión en capital de trabajo operativo	216.0
Dividendos	38.4
Otras partidas (1)	20.3
Intereses acumulados	61.4
Impuestos	24.7
Inversión en activo fijo	34.5
Intereses PIK acumulados	2.3
= Deuda neta al 31 de diciembre de 2004	441.2

(1) Principalmente pasivo laboral.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsa continuó con una excelente liquidez durante 4T04. Un mayor flujo de efectivo de operación mantuvo las reservas de efectivo en niveles altos. Las reservas de efectivo alcanzaron US$53 millones al 31 de diciembre de 2004, una disminución de US$7 millones en relación al saldo de US$60 millones a fines de 2003 y US$2 millones menor que el saldo de US$55 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa, que fue otorgada para apoyar los requerimientos de capital de trabajo, permanece totalmente disponible a la fecha.

ESTRUCTURA DE CAPITAL

En 4T04, la fuerte generación de flujo de efectivo permitió una mejora adicional a la estructura de capital, que consistió en realizar una contribución de US$28 millones a su fondo de pensiones, que representa un 24% de su pasivo por pensiones.

RAZONES FINANCIERAS CLAVE

La fuerte generación de EBITDA en 2004 y la marcada reducción en la deuda neta alcanzada durante el año permitieron una mejora sustancial en las razones financieras de Hylsa. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.7x a fines del 4T04, una disminución significativa del 5.0x y 0.9x observados en el período comparable de 2003 y el trimestre anterior, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 10.6x al final del 4T04, comparada con 1.9x en el mismo trimestre de 2003 y 7.5x en el trimestre previo.

OTROS EVENTOS RELEVANTES

Durante enero de 2005, Hylsamex llevó a cabo un programa de mantenimiento en su minimill de productos planos de Hylsa en Monterrey, para mantener la planta en excelentes condiciones operativas. El mantenimiento tomó 2 semanas en

completarse y resultó en una pérdida de aproximadamente 25,000 toneladas de producto terminado, que representa alrededor del 3 por ciento de los embarques trimestrales.

"El mantenimiento fue programado para que coincidiera con el período pico del costo de nuestros insumos energéticos y la menor demanda de acero que tradicionalmente experimentamos a principios de cada año," comentó Alejandro M. Elizondo, Director General de Hylsamex. "Hoy, nuestro equipo está en óptimas condiciones, preparado para aprovechar los buenos niveles de precios en el mercado y la robusta demanda de acero que esperamos en México y en los mercados internacionales."

La administración cree que la Compañía seguirá generando un fuerte flujo de efectivo libre en 1T05, a pesar del efecto del programa de mantenimiento. El impacto en el flujo de efectivo causado por el mantenimiento programado podría ser compensado potencialmente con mayor producción esperada del Molino #1 de la División de Aceros Planos, reducciones en los requerimientos de capital de trabajo, así como menores impuestos pagados y una carga financiera más baja. Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsa no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

HYLSA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsa, S. A. de C. V. (HYLSA) es subsidiaria de Hylsamex, S. A. de C. V. (HYLSAMEX), la cual a su vez es subsidiaria de Alfa, S. A. de C. V. (ALFA). Su actividad principal consiste en la elaboración y venta de productos de acero y de tecnología siderúrgica, actividad que realiza por sí misma y a través de sus compañías subsidiarias.

En asamblea general extraordinaria de accionistas de ALFA celebrada el 4 de febrero de 2004, se aprobó realizar una reestructuración corporativa relevante consistente en la desinversión de HYLSAMEX a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, acordándose la primera reducción y resolviéndose instruir al Consejo de Administración para que durante el primer trimestre de 2005 convoque a una diversa asamblea general extraordinaria para conocer de la propuesta para formalizar la segunda reducción. Al término de este proceso HYLSAMEX dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Al 31 de diciembre HYLSA es propietaria de las siguientes compañías subsidiarias:

	% de tenencia (a)	
	2004	2003
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100

% de tenencia que HYLSA tiene en las subcontroladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSA y los de todas sus subsidiarias. Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 112.550, 106.996 y 102.904 al 31 de diciembre de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

Inversiones permanentes (Nota 5)

Las inversiones permanentes a que se refiere la Nota 5 se expresan a su valor contable, el cual representa el mejor indicador de la inversión en acciones preferentes de la compañía asociada.

Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación.

Deterioro en el valor de los activos de larga duración y su disposición

A partir del 1o. de enero de 2004 la Compañía adoptó las disposiciones normativas contenidas en el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", emitido por el Instituto Mexicano de Contadores Públicos. Este boletín establece, entre otras cosas, los criterios generales que permiten la identificación, cálculo y, en su caso, registro de las pérdidas por deterioro o baja de valor de los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil.

Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).
Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

Resultado integral de financiamiento (Nota 11)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 13)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

El estado de situación financiera al 31 de diciembre incluye en el rubro de clientes los siguientes saldos con partes relacionadas:

	2004	2003
Galvak, S. A de C. V.	$ 451	
Acerex, S. A. de C. V.	158	$ 70
	$ 609	$ 70

La cuenta por cobrar a largo plazo a Galvak, S. A. de C. V. (parte relacionada) que se muestra en el estado consolidado de situación financiera al 31 de diciembre de 2004 y 2003 por $141 y $130, respectivamente, corresponde a la venta de acciones representativas del capital social de Acerex, S. A. de C. V.

El estado de resultados incluye las siguientes transacciones con partes relacionadas:

	2004	2003
Ventas netas	$ 3,596	$ 1,295
Compras / costo de ventas	(338)	(344)
Gastos de operación	(284)	(198)
(Gastos) productos financieros, neto	(24)	25

4. INVENTARIOS

Al 31 de diciembre los inventarios se integran como sigue:

	2004	2003
Productos terminados	$ 561	$ 290
Productos en proceso	603	374
Materias primas	598	260
Refacciones, herramientas y materiales	765	783
Costo estimado de reposición	$ 2,527	$ 1,707

5. INVERSIONES PERMANENTES

Al 31 de diciembre este concepto se integra como sigue:

	2004	2003
Unidades de participación preferentes en Hylsa Latin, LLC (Hylsa Latin), a su valor actualizado	$ 2,268	$ 2,386
Menos - Reserva para pérdidas en inversiones de asociadas	(1,468)	(1,922)
	800	464
Otras inversiones menores	4	4
	$ 804	$ 468

HYLSA posee el 72.23% del capital preferente emitido por Hylsa Latin, parte relacionada, que a su vez mantiene el 11.39% del capital común de Amazonia y esta última empresa es tenedora del 59.73% del capital común de Siderúrgica del Orinoco, C. A. (Sidor), asociada venezolana.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprende lo siguiente:

	2004	2003
Terrenos	$ 870	$ 868
Activos depreciables	37,264	37,627
Inversiones en proceso y otros activos	590	346
	38,724	38,841
Menos - Depreciación acumulada	20,628	19,940
Valor neto actualizado	$ 18,096	$ 18,901

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2004 y 2.8% en 2003.

Al 31 de diciembre de 2004, HYLSA tenía compromisos de compra de maquinaria y equipo por aproximadamente US$11.7 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2004 y 2003 el tipo de cambio fue de 11.26 y 11.23 pesos nominales por dólar americano, respectivamente. Al 24 de enero de 2005, fecha de emisión de estos estados financieros dictaminados, el tipo de cambio es de 11.25 pesos nominales por dólar.

Las cifras que se muestran a continuación están expresadas en millones de dólares, por ser la moneda extranjera de uso preponderante para las empresas:

	2004	2003
Activos monetarios	US$ 95	US$ 79
Pasivos a corto plazo	(38)	(59)
Pasivos a largo plazo	(473)	(706)
	(511)	(765)
Posición monetaria en divisas	(US$ 416)	(US$ 686)
Activos no monetarios	US$ 891	US$ 870

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto las unidades de participación preferentes mencionadas en la Nota 5.

A continuación se resumen las cifras de las transacciones en divisas:

	2004	2003
Mercancías y servicios:		
Exportaciones	US$ 308	US$ 213
Importaciones	(212)	(171)
Gasto por intereses	(53)	(58)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre la deuda consolidada a largo plazo comprende lo siguiente:

	2004	2003	Tasa de interés (*) 2004
Préstamos en dólares:			
Eurobonos (a)	$ 3,379	$ 3,546	9.92%
Deuda porción A (b)		3,864	
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	178	550	5.76 %
Bancarios, sin garantía (c)	1,126		4.56%
Otros	10	17	4.91%
Préstamo en unidades de inversión:			
Certificados bursátiles (d)	720	719	9.25%
Pagarés de mediano plazo (d)	70	70	8.75%
	5,483	8,766	
Vencimientos a corto plazo	(158)	(417)	
Deuda a largo plazo	$ 5,325	$ 8,349	

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2004.

Al 31 de diciembre de 2004 los vencimientos de la deuda a largo plazo son como sigue:

2006	$ 312
2007	1,946
2008	1,015
2009	225
2010 a 2011	1,827
	$ 5,325

(a) Los eurobonos, por un monto total de US$300 millones, fueron colocados por HYLSA en el extranjero con vencimiento original en 2007 (Bonos 2007). Durante 2002 HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, que devengan una tasa del 10.5%. Bonos por US$139 millones no fueron intercambiados y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

(b) La Deuda porción A reestructurada en su vencimiento durante 2002 fue liquidada anticipadamente durante 2004 con excedentes de efectivo derivados de la recuperación de la industria del acero a nivel global y la obtención de nuevos financiamientos a largo plazo a que se hace referencia en el inciso (c) siguiente.

(c) En septiembre de 2004 HYLSA obtuvo un nuevo financiamiento por US$100 millones que forman parte de una línea de crédito de hasta US$160 millones, el cual fue utilizado para completar la liquidación anticipada de la deuda reestructurada a que se hace referencia en el inciso (b) anterior.

(d) Al 31 de diciembre de 2004 los Certificados bursátiles representan 203.7 millones de Unidades de Inversión equivalentes a US$63.9 millones y a $720. Los Certificados bursátiles mantienen una tasa de interés real de 9.25% y tienen sus vencimientos de principal 50% al 9 de marzo y 50% al 9 de septiembre de 2008. Los pagarés de mediano plazo representan 19.7 millones de Unidades de Inversión, equivalentes a US$6.2 millones y a $70. Los pagarés de mediano plazo mantienen una tasa de interés real de 8.75%, y tiene su vencimiento el 9 de marzo de 2007.

Los contratos vigentes contienen restricciones, principalmente en cuanto al cumplimiento de razones financieras, pago de dividendos, entrega de información financiera, etc., que de no cumplirse o remediarse en un plazo determinado a satisfacción de los bancos, podrían considerarse como causa de vencimiento anticipado. Al 31 de diciembre de 2004, la Compañía cumple satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente el 74% y 77% de los trabajadores de las empresas en 2004 y 2003, respectivamente y son congruentes y complementarios a los planes establecidos por el Instituto

Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA modificó durante el año 2004 algunos de sus programas más importantes de retiro para transformarlos en esquemas de contribución definida. Por la estructura de diseño de estos nuevos planes, la reducción del pasivo laboral asociada al cambio, se reflejará en forma progresiva durante los próximos años.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros de dichas obligaciones:

	2004	2003
Obligación por beneficios actuales	$ 1,033	$ 1,033
Pasivo neto actual	$ 878	$ 1,013
Obligación por beneficios proyectados	$ 2,000	$ 1,916
Activos de los planes a valor de mercado (1)	(311)	(20)
Servicios anteriores no amortizados (pasivo de transición)	(800)	(915)
Variaciones en supuestos y ajustes por experiencia	(92)	3
Pasivo neto proyectado	797	984
Pasivo adicional (activo intangible)	310	341
Estimación de remuneraciones al retiro	$ 1,107	$ 1,325
Costo neto del período	($ 222)	($ 220)
Componente de contribución definida	(12)	
Costo neto del año	($ 234)	($ 220)

(1) En diciembre de 2004 HYLSA realizó una aportación al fondo de pensiones por un importe de $291.

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2004	2003
Período de amortización:		
Pasivo de transición	9 años	12 años
Variaciones en supuestos y ajustes por experiencia no amortizados	13 años	15 años
Tasa ponderada de descuento (en términos reales)	5%	5%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	7%	6%

10. CAPITAL CONTABLE

En asamblea general extraordinaria celebrada el 28 de diciembre de 2004, los accionistas acordaron entre otros asuntos: (i) decretar un dividendo por $432 provenientes en su totalidad de la cuenta de utilidad fiscal neta reinvertida y (ii) disminuir la cuenta "Actualización del capital social" en $2,344, para su aplicación contra pérdidas acumuladas de ejercicios anteriores y otros saldos deudores de capital.

Al 31 de diciembre de 2004, las cifras actualizadas del capital contable se integran como sigue:
Incremento
Valor por Valor
nominal actualización actualizado
Capital contribuido:
Capital social $ 6,354 $ 5,987 $ 12,341
Capital ganado:
Utilidades acumuladas (déficit) 3,428 (22) 3,406
Impuesto sobre la renta diferido 18 (33) (15)
Exceso en la actualización del capital 320 320
3,446 265 3,711
Participación en el capital de subsidiarias:
Utilidades acumuladas (déficit) 987 (378) 609
Impuesto sobre la renta diferido (331) 358 27
Insuficiencia en la actualización del capital (1,277) (1,277)
656 (1,297) (641)
4,102 (1,032) 3,070
Total interés mayoritario 10,456 4,955 15,411
Interés minoritario 278 732 1,010
Capital contable consolidado $ 10,734 $ 5,687 $ 16,421

Al 31 de diciembre de 2004 el capital social está representado por 6,353,876,750 acciones comunes nominativas con valor nominal de un peso cada una, de las cuales 262,089,933 representan el capital mínimo fijo sin derecho a retiro y cuya suscripción está restringida a mexicanos. La parte variable es ilimitada.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

Las utilidades acumuladas al 31 de diciembre de 2004 incluyen $457 aplicados a la reserva legal.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:
2004 2003
Gastos financieros ($ 767) ($ 879)
Productos financieros 60 29
Pérdida cambiaria, neto (101) (667)
Ganancia por posición monetaria 261 281
($ 547) ($ 1,236)

12. OTROS GASTOS, NETO

El cargo neto a los resultados se analiza como sigue:

	2004	2003
Reserva para cancelación de inversión en Posven, asociada extranjera	($ 22)	($ 40)
Indemnizaciones y otros	(13)	(24)
Otros (gastos) productos, neto	(14)	30
	($ 49)	($ 34)

13. IMPUESTOS SOBRE LA RENTA (ISR) Y AL ACTIVO (IMPAC) Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU)

El (cargo) crédito neto a los resultados consolidados por concepto de ISR e IMPAC es como sigue:

	2004	2003
ISR:		
Causado	($ 332)	$ 10
Diferido	(885)	268
Total ISR	(1,217)	278
Acreditamiento (provisión) de IMPAC	550	(19)
(Cargo) crédito neto a los resultados consolidados	($ 667)	$ 259

La conciliación entre las tasas obligatoria y efectiva del ISR se muestra a continuación:

	2004	2003
Utilidad (pérdida) antes de ISR y PTU	$ 5,944	($ 770)
Participación en resultados de asociadas	(365)	(196)
	$ 5,579	($ 966)
ISR a la tasa obligatoria (33% y 34%, respectivamente)	($ 1,841)	$ 328
Más (menos) efecto de ISR sobre:		
Gastos no deducibles	(13)	55
Diferencias base resultado integral de financiamiento	(18)	7
Reversión (cancelación) de estimación por no recuperabilidad de pérdidas fiscales	369	(26)
Otras diferencias permanentes, neto	245	(86)
	(1,258)	278
Efecto por disminución en tasa para impuestos diferidos	(1)	41
ISR sobre (utilidad) pérdida del año	(1,217)	278
IMPAC cuyo derecho de acreditarse caducó en el año		(19)
Acreditamiento de IMPAC	550	
(Cargo) crédito neto a los resultados consolidados	($ 667)	$ 259
Tasa efectiva	12.6%	26.0%

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como sigue:

	2004	2003
Inventarios	$ 2,527	$ 804
Inmuebles, maquinaria y equipo, neto	10,160	9,908
Cargos diferidos	1,128	1,314
Provisiones de pasivo	(1,244)	(1,253)

Estimación para valuación de activos	(946)	(1,003)
Pérdidas fiscales por amortizar	(609)	(2,190)
Estimación de reducción de pérdidas fiscales	284	238
	11,300	7,818
Tasa de ISR aplicable a diferencias temporales (1)	28%	32%
ISR diferido	3,164	2,502
IMPAC por recuperar	(1,443)	(923)
ISR diferido activo	23	56
ISR diferido pasivo, neto	$ 1,744	$ 1,635

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que se publicaron el 1o. de diciembre de 2004, la tasa del ISR disminuirá para el año 2005 al 30% y se reducirá gradualmente en un 1% anual, hasta llegar al 28% en el año 2007. Este cambio originó una disminución de $41 en el ISR diferido por pagar registrado al 31 de diciembre de 2004, importe que se acreditó a los resultados del mismo ejercicio.

El ISR diferido registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	2004	2003
Saldo del año anterior	($2,502)	($2,443)
Resultados del año	(885)	268
Exceso en la actualización del capital	223	(327)
Total	($ 3,164)	($ 2,502)

La PTU se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del ISR.

14. INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

Ventas netas	2004	%	2003	%
México	$ 17,564	81.3	$ 10,388	80.7
Estados Unidos y Canadá	3,404	15.7	1,493	11.6
Otros	639	3.0	998	7.7
Total de ventas consolidadas	$ 21,607	100.0	$ 12,879	100.0

15. NUEVOS PRONUNCIAMIENTOS CONTABLES

A partir del 1o. de enero de 2005 entraron en vigor el Boletín B-7 "Adquisiciones de negocios", el Documento de adecuaciones al Boletín C-2 "Instrumentos financieros", el Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" y el Boletín D-3 "Obligaciones laborales", todos emitidos por el Instituto Mexicano de Contadores Públicos.

A la fecha de emisión de estos estados financieros la administración de la

Compañía está realizando un estudio para determinar el efecto que estos nuevos boletines tendrán en sus estados financieros a partir del 1o. de enero de 2005, y en su caso, reconocerá los efectos correspondientes.

Ing. Alejandro M. Elizondo B. Ing. Manuel Gutiérrez E.
Director General Director de Finanzas

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

INFORMACION DICTAMINADA Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONS MINERO BENITO JUAREZ (PEÑA COL.)	EXPL. Y COM. DE SUST. MINERALES	321,179,467	0.00	254,270	1,010,339
2 LAS ENCINAS S A DE C V	EXPL. Y COM. DE SUST. MINERALES	,509,999,999	0.00	371,153	283,706
3 ACEROS PROSIMA S A DE C V	COMPRA-VTA. Y SERV. MAQUILA	1,500,999	0.00	15,032	32,962
4 MATERIALES Y ACEROS MASA S A DE C V	VENTA DE PRODUCTOS DE ACERO	65,999	0.00	6,261	7,659
5 TECNICA INDUSTRIAL S.A. DE C.V.	PRES. SERV. TEC. ADMTVOS.	245,389	0.00	24,298	15,767
6 FERROPAK SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	8,645,030	0.00	8,641	(547)
7 FERROPAK COMERCIAL S.A. DE C.V.	MAT. MET. PARA CONST. Y LA INDUSTRIA	75,263,922	0.00	67,736	26,884
8 HYLSA NORTE,S.A. DE C.V.	FABR. DE PROD. DE ACERO	499,999	0.00	16,175	559,549
9 HYLSA PUEBLA , S.A. DE C.V.	FABR. DE PROD. DE ACERO	339,519,953	0.00	379,326	1,190,817
10 COMERCIALIZADORA LAS ENCINAS, S.A. DE C.V.	COM. MINERAL Y RENTA DE MAQ.	203,046,846	0.00	83,410	245,225
11 TRANSAMERICA E & I CO.	MAT. MET. PARA CONST. Y LA INDUSTRIA	400,000	0.00	1,665	7,118
12 PROSIMA SERVICIOS S.A. DE C.V.	PRES. SERV. TEC. ADMTVOS.	2	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,227,967**	**3,379,479**
ASOCIADAS					
1 EXAN SERVICIOS S.A. DE C.V.	RENTA DE MAQUINARIA	10	0.00	1	1
2 EXAN INMOBILIARIA S.A. DE C.V.	RENTA DE INMUEBLES	10	0.00	1	1
3 EXAN OPERADORA S.A. DE C.V.	SUSC.Y NEG. CON TIT. DE CREDITO	10	0.00	1	1
4 HYLSA LATIN, LLC	SUSC.Y NEG. CON TIT. DE CREDITO	210,089,045	0.00	2,489,529	799,730
5 GALVACER CHILE, S.A.	COM. PROD. ACERO Y LAMINA	1	0.00	0	0
6 EXPRESS ANAHUAC, S.A. DE C.V.	SVS AUTOTRANSP GRAL LOCAL FORANEO	34	0.00	149	149
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,489,681**	**799,882**
OTRAS INVERSIONES PERMANENTES					**4,361**
TOTAL					**4,183,722**

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT, SNC	30/09/2009	4.56	0	0	0	14,081	56,324	56,324	56,324	42,243	0	0	0	0	0	0
CALYON	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
CITIBANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	11,442	45,764	45,763	45,763	34,322
COMERICA BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
EXPORT DEVELOPMENT CORP.	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
HSBC MEXICO	30/09/2009	4.80	0	0	0	8,801	35,203	35,203	35,203	26,402	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	14,081	56,324	56,324	56,324	42,243
JPMORGAN CHASE BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
CON GARANTIA																
BANCOMEXT	14/08/2005	4.93	0	0	0	76,026	0	0	0	0	0	0	0	0	0	0
FIDEICOMISO DE FOMENTO MINER	13/12/2010	6.37	0	0	0	11,928	25,445	24,451	13,518	27,036	0	0	0	0	0	0
TOTAL BANCARIOS			0	0	0	110,836	116,972	115,978	105,045	95,681	0	47,523	190,094	190,093	190,093	142,569
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	1,565,785	0	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,813,655
PMP 2007	09/03/2007	8.75	0	0	0	0	0	69,665	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	720,120	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	69,665	720,120	0	0	0	0	1,565,785	0	1,813,655
PROVEEDORES																
PROVEEDORES																
PROVEEDORES VARIOS	31/12/2004		1,091,638	0	0	146,334	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,091,638	0	0	146,334	0	0	0	0	0	0	0	0	0	0

CLAVE DE COTIZACION: HYLSA
HYLSA S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
CUENTAS POR PAGAR	31/12/2004		1,658,449	0	0	124,890	9,550	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,658,449	0	0	124,890	9,550	0	0	0	0	0	0	0	0	0
TOTAL			2,750,087	0	0	382,060	126,522	185,643	825,165	95,681	0	47,523	190,094	1,755,878	190,093	1,956,224

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**95,457**	**1,075,304**	0	0	**1,075,304**
PASIVO	**510,873**	**5,754,882**			**5,754,882**
CORTO PLAZO	38,135	429,583	0	0	429,583
LARGO PLAZO	472,738	5,325,299	0	0	5,325,299
SALDO NETO	**(415,416)**	**(4,679,578)**			**(4,679,578)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1) (Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,090,908	(10,856,046)	(7,765,137)	0.01	39,625
FEBRERO	2,816,917	(10,537,115)	(7,720,198)	0.01	54,918
MARZO	2,981,784	(10,599,915)	(7,618,131)	0.00	29,542
ABRIL	3,501,558	(10,801,627)	(7,300,069)	0.00	1,074
MAYO	3,546,006	(10,616,020)	(7,070,013)	0.00	(5,916)
JUNIO	3,588,755	(10,061,647)	(6,472,892)	0.00	3,753
JULIO	4,053,370	(9,996,351)	(5,942,981)	0.00	17,252
AGOSTO	4,399,098	(10,075,575)	(5,676,477)	0.01	30,202
SEPTIEMBRE	4,290,711	(9,387,253)	(5,096,542)	0.01	44,744
OCTUBRE	4,291,866	(8,809,385)	(4,517,519)	0.01	35,544
NOVIEMBRE	4,346,608	(8,433,583)	(4,086,975)	0.01	31,136
DICIEMBRE	4,842,022	(8,545,729)	(3,703,707)	0.00	8,509
ACTUALIZACION:	0	0	0	0.00	12,948
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**303,331**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL S.A. DE C.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
PROSIMA SERVICIOS S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	15.50
ELECTRODOS	UCAR CARBON MEXICANA				1.25
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.05
ALEACIONES	CIA. MINERA AUTLAN				3.40
ZINC	PEÑOLES				0.31
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.90
CAL	REGIO CAL				1.21

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			2,404	17,564,229			
TOTAL				17,564,229			

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			533	4,042,216			
TOTAL				4,042,216			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA**
HYLSA S.A. DE C.V.

TRIMESTRE: 4 AÑO: **2004**

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	1.00000	0	116,185,189		116,185,189		116,185	
A-1	1.00000	0		1,309,882,490	1,309,882,490			1,309,882
B	1.00000	0	145,904,744		145,904,744		145,905	
B-1	1.00000	0		4,781,904,327	4,781,904,327			4,781,905
TOTAL			262,089,933	6,091,786,817	6,353,876,750	0	262,090	6,091,787

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
6,353,876,750

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSA** TRIMESTRE: **4** AÑO: **2004**
HYLSA S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

El monto total erogado en inversiones por Hylsa en 2004 asciende a US$35 millones de los cuales se han erogado US$5 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$30 a inversiones normales.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSA** **FECHA:** 7/04/2005 15:36

HYLSA S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSA S.A. DE C.V.
DOMICILIO: AVE. MUNICH 101
COLONIA: COL. CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 88 65 28 28
FAX: 88 65 21 25
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL850731H2A
DOMICILIO FISCAL: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 88 65 12 02
FAX: 01 81 88 65 12 10
E-MAIL: ggonzale@hylsamex.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1701

CLAVE DE COTIZACION: **HYLSA** FECHA: 7/04/2005 15:36
HYLSA S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO ALFA
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	AVE. GOMEZ MORIN 1111

CLAVE DE COTIZACION: **HYLSA** FECHA: 7/04/2005 15:36

HYLSA S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1263
FAX:	01 81 8748 2510
E-MAIL:	cjimenez@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	na

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSA **FECHA : 7/04/2005 15:36**

HYLSA S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO : PRESIDENTE

NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

CARGO : CONSEJERO(S) PROPIETARIO(S)

NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
NOMBRE : LIC. FELIPE GARZA MEDINA
NOMBRE : ING. MANUEL GUTIERREZ ESPINOZA
NOMBRE : ING. REGULO SALINAS GARZA

CARGO : COMISARIO(S) PROPIETARIO(S)

NOMBRE : C.P. HECTOR PUENTE SEGURA

CARGO : COMISARIO(S) SUPLENTE(S)

NOMBRE : C.P. JORGE VALDEZ GONZALEZ

CARGO : SECRETARIO PROPIETARIO

NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CARGO : SECRETARIO SUPLENTE

NOMBRE : LIC. JORGE ALEJANDRO TREVIÑO GARZA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSA
HYLSA S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**ING. MANUEL GUTIERREZ E.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 7 DE ABRIL DE 2005